Exhibit 99.1

Enlivex CEO Issues Letter to Shareholders – Perspectives on Recent Events

Nes-Ziona, Israel, April 29, 2024 (GLOBE NEWSWIRE) – Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company” or “Enlivex”), a clinical-stage macrophage reprogramming immunotherapy company, today issued the following update to shareholders from Chief Executive Officer, Oren Hershkovitz.

Dear fellow shareholders,

I have been serving as the Chief Executive Officer of Enlivex for the last four and a half years. During that period, we have been working diligently to develop our drug product candidate, AllocetraTM, as a first-in-kind modulator of a spectrum of negative immune reactions from low, chronic, debilitating inflammation to high-grade, life-threatening cytokine storms.

To-date, we have completed numerous pre-clinical studies across multiple disease models, infused AllocetraTM in more than 100 patients and witnessed the encouraging safety profile and potential effect of AllocetraTM. We saw a patient with COVID-19 in critical condition saying goodbye to his loved ones via a video call, as the consensus in the ICU was that he would not last through the night, and that patient received an infusion of AllocetraTM and within hours had a complete reversal of his condition, resulting in his release from the hospital several days later. We also saw a patient with an ultra-rare condition, vanishing bone disease in the shoulder joint. In this case, not only was the joint cartilage completely eroded, but the shoulder bone itself had completely disintegrated. After four years of escalation and nine months of continued hospitalization, the patient received a compassionate treatment of injections of matched AllocetraTM to the shoulder joint. We witnessed the outstanding recovery of the inflammatory condition resulting in hospital discharge after five weeks and no re-hospitalization in the following three years. We have witnessed, first-hand, the potential effect of AllocetraTM as a life-changer, and all of us at Enlivex are committed to translate that first-hand experience into a global one.

On April 11, 2024, we released the top-line data from a placebo-controlled, randomized, dose-finding, multi-country, multi-center Phase II trial, which evaluated frozen-formulation Allocetra™ in addition to standard of care in patients with sepsis associated with pneumonia, biliary, urinary tract, or peritoneal infections.

The trial randomization resulted in a higher risk profile of the AllocetraTM group as compared to the control group, making some of the data challenging to interpret. In small clinical trials, these things happen from time to time. While we are not happy that this occurred, we are pleased that AllocetraTM demonstrated (i) a potential indication of effect not only stand-alone but also as compared to the control group in high-risk urinary tract infection (UTI) sepsis patients, and (ii) a favorable safety and tolerability profile.

We believe that these results have increased the likelihood of AllocetraTM to eventually change the lives of millions of people around the world, whether in sepsis or osteoarthritis. We believe that each of these two market segments represents a potential multi-billion dollar commercial opportunity for Enlivex. The Phase II sepsis study also demonstrated the giant leap we made in transforming AllocetraTM into a completely off-the-shelf drug that can be easily shipped and stored in clinical sites globally and easily administered by physicians, including in complex environments, such as in intensive care units. As we continue to analyze the data from the sepsis study, we will also assess whether collaborators may seek to work with us on a larger sepsis study, which could be in high-risk UTI sepsis patients or across multiple patient populations.

Some asked us recently what the link is between a potential indication of effect in sepsis and the treatment of osteoarthritis. We note that the basic mechanism of action of AllocetraTM is to positively modulate macrophages that are at the core of the particular inflammatory cause. We chose osteoarthritis after careful review of the scientific literature that showed high correlation between inflamed macrophages and osteoarthritis severity and clinical manifestation. Therefore, the potential indication of effect and the favorable safety and tolerability profile of AllocetraTM as demonstrated in the sepsis trial are very important, in our opinion, and we expect that these increase the probability of success in osteoarthritis.

We announced earlier this week that the first two patients had been dosed in the Company’s multi-country, randomized, controlled Phase I/II trial evaluating AllocetraTM in up to 160 patients with moderate to severe knee osteoarthritis. We anticipate two significant milestones relating to osteoarthritis, the first of which being results from the ongoing clinical trial of AllocetraTM in patients with end-stage knee osteoarthritis, which we expect in Q3 2024. These patients have been suffering from knee osteoarthritis for many years, and, following various treatments, eventually have reached the stage requiring knee replacement surgery. We are offering them, as a last resort, a single injection of AllocetraTM to the knee. We started with the first patient approximately seven months ago, and we are continuing to enroll patients. Our second milestone, which we expect in Q3 2025, is top-line results from the Company’s multi-country, randomized, controlled Phase I/II trial evaluating AllocetraTM in up to 160 patients with moderate to severe knee osteoarthritis.

We expect that our existing cash resources will provide adequate coverage, plus a safety margin, for obtaining the data from these two important trials. I am privileged to lead such an enthusiastic and dedicated team at Enlivex who accomplished and executed so much in the past four and a half years The team at Enlivex is genuinely excited about the prospect of AllocetraTM to be a game changer in the world of medicine. We appreciate your continued support. It takes time, courage and tenacity to change the world, and we hope to do just that.

Sincerely,

Oren Hershkovits, Ph.D., CEO

ABOUT SEPSIS

Sepsis is a life-threatening disease with no therapies approved by the U.S. Food and Drug Administration (“FDA”) and a high unmet medical need. According to the U.S. Centers for Disease Control and Prevention, each year, at least 1.7 million adults in the United States develop sepsis, with approximately 270,000 dying of the disease.

About UTI

Urinary tract infection is the second most common infectious disease affecting more than 150 million people globally annually. Up to 31% of sepsis cases start as UTIs, representing up to 9.8 million cases annually worldwide, leading to as many as 1.6 million deaths.1

ABOUT KNEE OSTEOARTHRITIS2

Osteoarthritis is by far the most common form of arthritis, affecting more than 32.5 million Americans and more than 300 million individuals worldwide. About half of knees with ACL injuries develop osteoarthritis within 5 to 15 years. 78 million Americans are projected to have osteoarthritis by the year 2040. Symptomatic knee osteoarthritis is particularly prevalent and disabling, with 40% of men and 47% of women developing knee osteoarthritis in their lifetimes. Osteoarthritis accounts for over one million hospitalizations annually in the United States, primarily for total joint replacement. The burden of osteoarthritis is enormous, and the need for treatments that reduce pain and attendant disability for persons with osteoarthritis is critical. There are currently no medications approved by either the FDA or the European Medicines Agency that have been demonstrated to arrest, slow or reverse progression of structural damage in the joint.

[1]	Management of Urosepsis in 2018, Bonkat et. al., European Urology Focus Volume 5, Issue 1, (2019)
[2]	Source: The Arthritis Foundation; Disease modification in osteoarthritis; pathways to drug approval, Katz et. Al., Osteoarthritis and Cartilage Open (2) (2020)

ABOUT ALLOCETRA™

Allocetra™ is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as “unmet medical needs”, as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening and life-debilitating conditions. For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO

Enlivex Therapeutics, Ltd.

shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Dave Gentry, CEO

RedChip Companies Inc.

1-407-644-4256

ENLV@redchip.com

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